SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 3, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                               No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                               No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 3, 2008, announcing the creation of a new senior executive position and the appointment of Laurence Dors-Meary as Senior Executive Vice President, Global Development and Resources.

Dassault Systèmes Creates New Senior Executive
Position & Appoints Laurence Dors as Senior
EVP, Global Development & Resources

Suresnes, France, April 3, 2008- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that Laurence Dors-Meary has joined DS as Senior Executive Vice President, Global Development and Resources, a new position within the group.

“Our growth roadmap calls for a reinforcement of our Executive Committee.  Laurence will help bring the group to its next development stage, focusing on our international operational efficiency with the goal to significantly increase our global customer reach,” says Bernard Charlès, president and CEO, Dassault Systèmes. “Laurence’s strategic mission is to further extend and integrate our highly skilled teams, thus providing increased value to our customers and partners.”

Laurence Dors-Meary, 52 years old, will report directly to Bernard Charlès.  She joins Dassault Systèmes with a rich international experience, having held such positions with several global enterprises.  In the corporate world, Laurence was the Corporate Secretary for EADS Group, advising the Chairman and CEO on all corporate and management issues.  She drove the merger and transformation of the international entities of the Lagardère, Aérospatiale and Matra enterprises.  Laurence held a position as advisor on international economic matters to the French Prime Minister Alain Juppé and Minister of Economy.  She also held several executive management positions in the international services of the French Ministry of Economy and Finance.

“I am thrilled to be joining a company full of such passionate and creative talents,” says Laurence Dors-Meary.  “Helping these talents reveal the value of collaborative innovation for the industry and its prosperity will be my mission.  In this light I will foster Dassault Systèmes’ development, enhancing its value for employees, customers and shareholders.”

As part of her actions for the company, Laurence will harmonize Dassault Systèmes’ global footprint by streamlining its international operations, offices and resources, as well as orchestrating its corporate social responsibility.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:
Virginie Blindenberg (DS EMEA)	virginie.blindenberg@3ds.com	+ 33.1.55.49.84.21,
Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 3, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer